Exhibit 99.1

Freightos Appoints Logistics Veteran Michael Schaecher to Board of Directors

Global Freight and Logistics Expert Brings Over 30 Years of Industry Leadership Experience

(Barcelona, SPAIN – October 22, 2025) – Freightos Limited (NASDAQ: CRGO), the leading vendor-neutral global freight booking and payment platform, today announced the appointment of Michael Schaecher to its Board of Directors, effective October 19, 2025. This strategic addition further expands the Board’s depth of expertise in air and ocean freight forwarding.

Schaecher brings over 30 years of leadership experience across the logistics, aviation, and logistics technology sectors, with experience at several industry-leading organizations, including DHL Global Forwarding, CEVA Logistics and Panalpina. His appointment strengthens Freightos’ position as it continues to expand its digital solutions. Schaecher is currently CEO and Founder of mSc Avia Consulting GmbH, where he advises supply chain participants on digital transformation, strategic sourcing enhancement, and operational excellence.

“Michael’s experience in freight forwarding and logistics technology aligns with our mission to digitize international shipping,” said Zvi Schreiber, CEO of Freightos. “His expertise and vision will help us shape the future of freight for the industry at large and for our thousands of freight forwarder customers, carriers, and enterprise shippers that use our air and ocean pricing and booking solutions.”

“Freightos stands at an exciting inflection point of connectivity between carriers, forwarders and shippers,” said Michael Schaecher. “I look forward to working with the board and leadership team to advance its vision, scale innovation, and deliver lasting value to customers, partners, and shareholders.”

Udo Lange, Chairman of the Board of Freightos, commented, “Michael’s deep understanding of the freight industry and experience in driving technological innovation make him an outstanding addition to our Board of Directors, reinforcing our commitment to tap the best minds in logistics and technology to transform international freight.”

The appointment comes as Freightos continues to strengthen its position in the digital freight space, recently announcing an annualized run rate of over 1.6 million platform transactions.

About Freightos

Freightos® (Nasdaq: CRGO) is the leading vendor-neutral global freight booking and payment platform. Airlines, ocean carriers, thousands of freight forwarders, and well over ten thousand importers and exporters connect on Freightos, making world trade efficient, agile, and resilient.

The Freightos platform digitizes the trillion dollar international freight industry, supported by a suite of software solutions that span pricing, quoting, booking, shipment management, and payments for businesses of all shapes and sizes around the globe. Products include Freightos Enterprise for multinational importers and exporters, Freightos Marketplace for small importers and exporters, WebCargo and 7LFreight by WebCargo for freight forwarders, WebCargo for Airlines, and Clearit, a digital customs broker.

Freightos is a leading provider of real-time industry data via Freightos Terminal, which includes the world’s leading spot pricing indexes, Freightos Air Index (FAX) for air cargo and Freightos Baltic Index (FBX) for container shipping. Futures of FBX are traded on CME and SGX.

More information is available at freightos.com/investors.

Media Contact

Tali Aronsky

PR Lead, Freightos

tali.aronsky@freightos.com

+972-55-666-4371

Investor Contact

Anat Earon-Heilborn

ir@freightos.com